BLUGRASS ENERGY, INC.
13465 Midway Road, Suite 322, LB 10
Dallas, TX  75244

July, 8, 2011

Mr. David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Humphrey:

We have received your comments letter for the 2010 10-K, 2010 10-KT, and 2011 first quarter 10-Q.  We are now working on our second quarter 10-Q which we intend to file timely.  We will be moving quickly to respond to your comments letter dated July 5, 2011 which we plan to do no later than August 22, 2011.

If you need additional information, I can be contacted at 972-404-9995.

Sincerely,

/s/ Laurence K. Maguire

Laurence K. Maguire
Chief Financial Officer